Exhibit 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three months and years ended December 31, 2025 and 2024

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated March 12, 2026, which is the date this MD&A was approved by the Board of Directors of the Company (the “Board of Directors”), and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024 (“financial statements”). The financial statements were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, herein referred to as “IFRS Accounting Standards”. Additional information about Greenfire has been filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) and is available on SEDAR+ at www.sedarplus.ca, including Greenfire’s Annual Information Form, dated March 12, 2026 (the “2025 AIF”), which is also filed with the SEC under cover of Form 40-F. Information contained in or otherwise accessible through our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward-Looking Statements” section of this MD&A. Refer to the “Abbreviations” section of this MD&A for information regarding abbreviations used in this MD&A.

This MD&A contains non-GAAP financial measures and non-GAAP financial ratios (the “Non-GAAP Measures”). Non-GAAP measures include adjusted EBITDA, operating netback, operating netback excluding realized gain (loss) on risk management contracts, effective royalty rate, adjusted funds flow, adjusted free cash flow (deficit), available funding, and net surplus (debt). When non-GAAP measures are expressed on a per barrel basis, they are non-GAAP ratios. This MD&A also contains supplementary financial measures and ratios derived from IFRS Accounting Standards. Supplementary financial measures include gross profit (loss), capital expenditures, and depletion. When supplementary financial measures are expressed on a per barrel basis, they are supplementary financial ratios. For additional information regarding these non-GAAP and supplementary financial measures refer to the “Non-GAAP and Other Financial Measures” section of this MD&A.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding. Unless indicated otherwise, production volumes and per unit statistics are presented throughout this MD&A on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties and without including any royalty interests of the Company. Dollar per barrel ($/bbl) figures presented throughout this MD&A are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

DESCRIPTION OF BUSINESS

Greenfire is an oil sands producer focused on the development of its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. Greenfire plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire.

Greenfire’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFR”.

Throughout 2024, certain limited partnerships comprising Waterous Energy Fund and its affiliates (collectively, “WEF”), through a series of transactions acquired 56.5% of the Company’s outstanding common shares. The final transaction in this series occurred on December 23, 2024 (the “Change of Control Transaction”). At December 31, 2025, approximately 72.0% of the Company’s common shares were owned by WEF following further transactions occurring in 2025.

GREENFIRE’S ASSETS AND STRATEGY

Greenfire’s principal assets are the Hangingstone Facilities. The Hangingstone Facilities consist of two Steam-Assisted Gravity Drainage (“SAGD”) oil production facilities: the Expansion Asset and the Demo Asset. Located approximately 50 kilometers south of Fort McMurray, Alberta, these facilities are operated by Greenfire, with the Company holding a 75% working interest in the Expansion Asset and a 100% working interest in the Demo Asset.

The Company’s strategic objective is to manage and enhance its asset portfolio to maximize long-term net asset value per share for Greenfire shareholders. This goal is expected to be achieved by investing in proven, industry-standard SAGD optimization techniques at the Hangingstone Facilities, which are designed to increase production levels to leverage existing facility spare capacities, while maintaining disciplined control over its operating cost structures.

RECENT DEVELOPMENTS

Drilling Operations

In the fourth quarter of 2025, Greenfire commenced drilling operations at Pad 7, its inaugural SAGD well pad at the Expansion Asset. Pad 7 is comprised of 14 well pairs and is located northeast of the Expansion Asset’s Central Processing Facility, adjacent to existing production. First oil from Pad 7 is anticipated in the fourth quarter of 2026. The Company plans additional drilling from existing pads in 2026, including a redrill on Pad 6 with first oil expected in late 2026 and three new well pairs from Pad 5 with first oil anticipated in 2027. Following encouraging results from Greenfire’s 2026 oil sands exploration well program to date, the Company’s next SAGD well pad, Pad 8, is expected to comprise eight well pairs, with drilling anticipated to commence in the first quarter of 2027.

At the Demo Asset, two production wells that had been shut-in prior to 2018 were redrilled in the fourth quarter of 2025. Incremental production from these wells is expected later in the first half of 2026. Operational efforts at the Demo Asset remain focused on base production optimization.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 2

Production and Steam Generation Updates

Greenfire’s average production for January and February 2026 was approximately 15,440 bbls/d and 14,330 bbls/d, respectively. While production from the Demo Asset has exceeded expectations year-to-date due to continued optimization of base well performance, production from the Expansion Asset is currently below the Company's projections, principally due to unplanned downtime associated with a highly productive well. This well has since been redrilled and is scheduled to be back online in March 2026. Regarding the previously disclosed refurbishment of the second steam generator at the Expansion Asset, this project was successfully completed at year-end 2025. With full steam capacity resumed at the Expansion Asset, Greenfire is currently working to restore production.

Regulatory Engagement and Installation of Sulphur Removal Facilities

In the fourth quarter of 2025, Greenfire completed the installation and commissioning of sulphur removal facilities at the Expansion Asset. These facilities are now fully operational, and the Company has restored compliance with regulatory limits for sulphur dioxide emissions.

Refinancing Initiatives

Greenfire completed its previously announced refinancing initiatives on December 19, 2025, including the issuance of 55.1 million common shares under a rights offering (the “Rights Offering”) for gross proceeds of $298.7 million and the redemption of all outstanding 12.00% senior secured notes due 2028 (the “2028 Notes”). Refer to the “Capital Resources and Liquidity” section in this MD&A for additional details.

FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
($thousands, unless otherwise noted)	2025	2024	2025	2024
Bitumen production (bbls/d)	15,699	19,384	16,169	19,292

Oil sales	133,987	208,895	603,303	822,972
Oil sales ($/bbl)	65.20	79.00	73.47	81.63
Gross profit(1)	27,144	26,471	131,892	149,756
Operating netback(2)	51,146	65,183	203,983	230,537
Operating netback ($/bbl)(2)	35.26	34.81	34.82	32.49
Net income (loss) and comprehensive income (loss)	(8,638)	78,562	47,504	121,411
Adjusted EBITDA(2)	46,908	62,472	180,783	213,629

Cash provided by operating activities	35,292	60,195	136,461	144,547
Adjusted funds flow(2)	40,162	52,950	143,500	171,850
Cash used in investing activities	(51,731)	(24,091)	(100,223)	(94,405)
Capital expenditures(1)	56,731	13,161	111,766	91,794

(1)	Supplementary financial measures. Refer to the “Supplementary Financial Measures” section of this MD&A.
(2)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Liquidity and Financial Position

	December 31,	December 31,
($ thousands)	2025	2024
Cash and cash equivalents	41,974	67,419
Working capital surplus (deficit)	53,358	(191,621)
Face value of long-term debt(1)	-	(343,852)
Undrawn Senior Credit Facility capacity(2)	275,000	50,000
Net surplus (debt)(3)	49,746	(261,418)
Available funding(3)	324,746	132,434

(1)	Amounts represent undiscounted principal only and exclude interest and transaction costs.
(2)	As at December 31, 2025 the Company had $275.0 million (December 31, 2024 - $50.0 million) of available credit under the Senior Credit Facility, of which $nil was drawn at December 31, 2025 (December 31, 2024 - $nil).
(3)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

GUIDANCE

	Revised 2026 Guidance	Prior 2026 Guidance
Annual production average	13,500 – 15,500 (bbls/d)	15,500 – 16,500 (bbls/d)
Capital expenditures	$180.0 million	$180.0 million

In light of the unplanned well downtime at the Expansion Asset during the first quarter of 2026, in conjunction with slightly steeper-than-anticipated base production decline rates, Greenfire is lowering its 2026 production guidance. As previously publicized, the Expansion Asset has been historically undercapitalized with no new well-pairs drilled at the asset since 2017, resulting in the existing base production well-pairs approaching higher recovery factors. Encouragingly, Greenfire has budgeted for 25 new well-pairs across three new SAGD pads to be spud over the following twelve months, and the recent late-life base production challenges at the Expansion Asset bear no impact on the estimated production performance of our growth capital program.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 3

PRODUCTION AND COMMODITY PRICING

Bitumen Production and Sales

	Three months ended December 31,		Year ended December 31,
(Average barrels per day, unless otherwise noted)	2025	2024	2025	2024
Bitumen production(1)	15,699	19,384	16,169	19,292
Bitumen sales – Undiluted	945	856	1,199	875
Bitumen sales – Blended with diluent	14,821	19,495	14,852	18,512
Bitumen sales(1)	15,766	20,351	16,051	19,387
Purchased diluent - Blended into sales volumes	6,571	8,390	6,446	8,160
Sales volumes	22,337	28,741	22,497	27,547

(1)	Bitumen sales differ from bitumen production due to inventory fluctuations.

Greenfire’s oil sales include both bitumen blended with diluent, which is transported by pipeline, and a smaller portion of undiluted bitumen, which is trucked to a sales point.

Bitumen production decreased 19% (or 3,685 bbl/d) and 16% (or 3,123 bbl/d) for the three months and year ended December 31, 2025, respectively, when compared to the same periods of 2024. These decreases were attributable to the Expansion Asset operating at reduced capacity due to the unplanned loss of a steam generation unit in the first quarter of 2025, combined with natural field declines. Steam generation capacity was fully restored in December 2025.

Commodity Prices

	Three months ended December 31,		Year ended December 31,
Benchmark Pricing	2025	2024	2025	2024
US$/bbl
WTI(1)	59.14	70.27	64.81	75.72
WCS differential to WTI	(11.20)	(12.56)	(11.13)	(14.76)
WCS Hardisty	47.94	57.71	53.68	60.96
Edmonton Condensate (C5+)	57.27	71.01	63.58	73.22
C$/bbl
WTI(2)	82.49	98.32	90.59	103.74
WCS differential to WTI	(15.62)	(17.57)	(15.56)	(20.22)
WCS Hardisty(2)	66.87	80.75	75.03	83.52
Edmonton Condensate (C5+)(2)	79.89	99.36	88.87	100.31
Other
AECO 5A (C$/GJ)	2.11	1.40	1.59	1.38
Alberta power pool (C$/MWh)	43.18	51.72	43.87	62.78
Average FX Rate (C$/US$)(3)	1.3949	1.3992	1.3978	1.3700

(1)	As per NYMEX oil futures contract.
(2)	Converted from above using the average exchange rate for the specific period.
(3)	Average exchange rates for the specified periods.

WCS Hardisty

WCS is a blend of heavy crude oils that serves as the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. Greenfire’s bitumen sales revenue is most directly correlated to WCS pricing. WCS is priced at a discount to WTI, with this difference referred to as the WCS differential. The WCS differential is subject to variability driven by factors such as production volumes, egress capacity, scheduled infrastructure maintenance, refinery demand, and other market conditions in Western Canada.

Condensate

The Company uses condensate, sourced from the Edmonton area, as a blending diluent to facilitate the transportation of its produced bitumen. The price of condensate has historically been correlated to the price of WTI.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 4

FINANCIAL RESULTS

Oil Sales

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Oil sales	133,987	208,895	603,303	822,972
- ($/bbl)(1)	65.20	79.00	73.47	81.63

(1)	Based on sales volumes, not bitumen sales volumes.

Oil sales decreased 36% (or $74.9 million) for the three months ended December 31, 2025, to $134.0 million compared to $208.9 million in the same quarter of 2024. This decrease reflects a 22% decrease in sales volumes and a 17% decline in Canadian-denominated WCS pricing.

Oil sales decreased 27% (or $219.7 million) for the year ended December 31, 2025, to $603.3 million compared to $823.0 million for the same period in 2024. This decrease reflects a 18% decrease in sales volumes and a 10% decline in Canadian-denominated WCS pricing.

Royalties

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Royalties	3,614	7,091	18,908	32,023
- ($/bbl)	2.49	3.79	3.23	4.51
Effective royalty rate(1)	5.12%	6.16%	5.72%	7.06%

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Royalties consist of crown royalties on bitumen production paid to the Province of Alberta, based on government prescribed royalty rates. Royalty rates are based on and adjust with the Canadian dollar equivalent WTI benchmark price.

The effective royalty rate was 5.12% and 5.72% during the three months and year ended December 31, 2025, respectively, compared to 6.16% and 7.06% for the same respective periods in 2024. The lower effective royalty rate reflects the decline in the Canadian denominated WTI benchmark price.

Realized and Unrealized Gain (Loss) on Risk Management Contracts

	Three months ended December 31,		Year ended December 31,
($ thousands)	2025	2024	2025	2024
Realized gain (loss)	13,458	1,024	31,315	(27,658)
Unrealized gain (loss)	(1,984)	(9,945)	11,264	169
Risk management contracts gains (losses)	11,474	(8,921)	42,579	(27,489)

Greenfire uses risk management contracts to protect its cash flows against volatility in commodity prices. Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding.

During the three months and year ended December 31, 2025, Greenfire recognized realized gains of $13.5 million and $31.3 million, respectively, compared to a realized gain of $1.0 million and a realized loss of $27.7 million for the same periods of 2024. Realized gains occur when the average price of the hedged commodity settles below the contract price, while realized losses occur in the opposite scenario. Generally, realized gains and losses on risk management contracts resulting from fluctuations in energy prices are largely offset by an inverse gain or loss on physical sales or purchases.

As the forward markets for commodities fluctuate, changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses. When adjusting the risk management contracts to their fair value on December 31, 2025, Greenfire recognized a non-cash unrealized loss of $2.0 million in the three months there ended compared to a non-cash unrealized loss of $9.9 million for the same quarter of 2024. The unrealized gain on risk management contracts for the year ended December 31, 2025, was $11.3 million compared to $0.2 million for the same period of 2024.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 5

Diluent Expense

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Diluent expense	53,498	83,030	232,793	327,146
- ($/bbl)(1)	9.71	11.77	10.23	11.75

(1)	Represents the differential between the cost of purchased condensate and the sales value recovered on those same volumes when sold as diluted bitumen. Computed as oil sales minus diluent expense, divided by barrels of bitumen sold, with oil sales per barrel then subtracted.

To facilitate the transportation of bitumen, the Company uses condensate as a blending diluent. Greenfire’s diluent expense includes the cost of condensate and its associated transportation costs. Diluent expense per barrel represents the differential between the cost of purchased condensate and the sales value recovered on those same volumes when sold as diluted bitumen at the point of sale.

Diluent expense per barrel decreased by 18% (or $2.06/bbl) to $9.71/bbl for the three months ended December 31, 2025, compared to $11.77/bbl for the same period in 2024. For the year ended December 31, 2025, diluent expense per barrel declined by 13% (or $1.52/bbl) to $10.23/bbl compared to $11.75/bbl for the same period in 2024. These decreases reflect a higher proportion of undiluted bitumen sales within total sales and a lower price differential between WCS and Edmonton Condensate (C5+) (see “Production and Commodity Pricing – Commodity Prices” section of this MD&A).

Transportation and Marketing Expense

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Marketing fees	1,943	3,043	9,811	10,641
Oil transportation expense	9,922	10,708	40,113	42,103
Transportation and marketing	11,865	13,751	49,924	52,744
Marketing fees ($/bbl)	1.34	1.62	1.67	1.50
Oil transportation expense ($/bbl)	6.84	5.72	6.85	5.93
Transportation and marketing ($/bbl)	8.18	7.34	8.52	7.43

Transportation expenses include the costs to move bitumen between the Hangingstone assets and to the sales points. Marketing fees relate to exclusive marketing contracts with a reputable international energy marketing company. These exclusive marketing contracts are expected to expire between April 2026 and October 2028.

Transportation and marketing expense per barrel increased 11% (or $0.84/bbl) for the three months ended December 31, 2025, to $8.18/bbl compared to $7.34/bbl in the same quarter of 2024. Transportation and marketing expense per barrel increased by 15% (or $1.09/bbl) for the year ended December 31, 2025, to $8.52/bbl compared to $7.43/bbl for the year ended December 31, 2024. These increases were mainly due to higher long-haul trucking costs associated with selling a greater proportion of bitumen on an undiluted basis.

Operating Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Operating expenses – energy(1)	9,364	13,943	33,462	48,544
Operating expenses – non-energy(1)	17,958	26,921	95,548	104,320
Operating expenses	27,322	40,864	129,010	152,864
Operating expenses – energy ($/bbl)	6.46	7.45	5.71	6.84
Operating expenses – non-energy ($/bbl)	12.38	14.38	16.31	14.69
Operating expenses ($/bbl)	18.84	21.83	22.02	21.53

(1)	In 2025, Greenfire revised the classification of certain costs between energy and non-energy operating expenses based on their underlying nature. Comparative figures have been adjusted to conform to the current period presentation. This reclassification had no impact on total operating expenses.

Operating expenses include both energy operating expenses and non-energy operating expenses.

●	Energy operating expenses include the cost of natural gas for steam generation and non-condensable gas (“NCG”) co-injection, electricity for facility operations, and carbon taxes. NCG is used to manage reservoir pressure and improve recovery.

●	Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals, insurance, equipment rentals, maintenance and site administration, among other costs.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 6

For the three months ended December 31, 2025, operating expenses decreased 33% (or $13.5 million) to $27.3 million compared to $40.9 million in the same quarter of 2024. Energy operating costs decreased 33% (or $4.6 million) to $9.4 million compared to $13.9 million in the same quarter of 2024. This decrease is attributable to the loss of steam generation capacity, discussed above, and lower bitumen production. Non-energy operating expenses decreased 33% (or $9.0 million) to $18.0 million compared to $26.9 million in the same quarter of 2024. The decrease is primarily attributable to an inventory build that deferred costs into the first quarter of 2026, lower employee costs, and the timing of the annual turnaround at the Demo Asset, which occurred in the third quarter of 2025 compared to the fourth quarter of 2024.

For the year ended December 31, 2025, operating expenses decreased 16% (or $23.9 million) to $129 million compared to $152.9 million in 2024. Energy operating costs decreased 31% (or $15.1 million) to $33.5 million compared to $48.5 million in 2024. This decrease is attributable to the loss of steam generation capacity, discussed above, and lower bitumen production. Non-energy operating costs decreased by 8% (or $8.8 million) to $95.5 million compared to $104.3 million in 2024. This decrease was mainly driven by lower maintenance and well-servicing costs. In 2024, Greenfire incurred approximately $4.4 million to replace failed downhole temperature sensors.

Depletion and Depreciation Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Depletion	22,018	28,767	83,355	80,950
Depreciation	69	17	229	80
Depletion and depreciation expense	22,087	28,784	83,584	81,030
- ($/bbl)	15.23	15.37	14.27	11.42

The Company’s depletion and depreciation decreased 23% (or $6.7 million) for the three months ended December 31, 2025, compared to the same period in 2024. This decrease is consistent with the reduction in production volumes.

The Company’s depletion and depreciation expense increased by 3% (or $2.6 million) for the year ended December 31, 2025, compared to the same period in 2024, despite a 16% decrease in production volumes. The increase reflects revisions to forecasted development costs for Greenfire’s undeveloped reserves.

Operating Netback(1)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Gross profit(2)	27,144	26,471	131,892	149,756
Depletion	22,018	28,767	83,355	80,950
Loss (gain) on risk management contracts	(11,474)	8,921	(42,579)	27,489
Operating netback, excluding realized gain (loss) on risk management contracts(1)	37,688	64,159	172,668	258,195
Realized gain (loss) on risk management contracts	13,458	1,024	31,315	(27,658)
Operating netback(1)	51,146	65,183	203,983	230,537
Operating netback, excluding realized gain (loss) on risk management contracts ($/bbl)(1)	25.98	34.26	29.47	36.40
Operating netback ($/bbl)(1)	35.26	34.81	34.82	32.49

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.

Operating netback per barrel increased 1% (or $0.45/bbl) for the three months ended December 31, 2025, to $35.26/bbl compared to $34.81/bbl in the same quarter of 2024. Operating netback per barrel increased 7% (or $2.33/bbl) for the year ended December 31, 2025, to $34.82/bbl compared to $32.49/bbl in the same period of 2024. The increases in the 2025 periods were the result of higher realized gains on risk management contracts, as well as lower diluent and operating expenses per barrel, partially offset by lower realized oil sales per barrel.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 7

Gross Profit (Loss)(1)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Oil sales, net of royalties	130,373	201,804	584,395	790,949
Gain (loss) on risk management contracts	11,474	(8,921)	42,579	(27,489)
	141,847	192,883	626,974	763,460
Diluent expense	(53,498)	(83,030)	(232,793)	(327,146)
Transportation and marketing	(11,865)	(13,751)	(49,924)	(52,744)
Operating expenses	(27,322)	(40,864)	(129,010)	(152,864)
Depletion	(22,018)	(28,767)	(83,355)	(80,950)
Gross profit(1)	27,144	26,471	131,892	149,756
Gross profit ($/bbl)(1)	18.71	14.14	22.51	21.10

(1)	Supplementary financial measures or ratio. Refer to the “Supplementary Financial Measures” section of this MD&A.

Gross profit increased by $0.7 million for the three months ended December 31, 2025, to $27.1 million, compared to $26.5 million in the same quarter of 2024. The increase was driven by gains on risk management contracts and lower expenses, partially offset by lower oil sales.

Gross profit decreased by $17.9 million for the year ended December 31, 2025, to $131.9 million compared to $149.8 million in the same period of 2024. The decrease was primarily driven by lower oil sales, partially offset by gains on risk management contracts and lower expenses.

General & Administrative Expenses (“G&A”)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
General and administrative expenses	3,759	9,325	22,865	22,758
- ($/bbl)	2.59	4.98	3.90	3.21

G&A expenses include head office and corporate costs such as salaries and employee benefits, legal fees, audit and tax-related fees and other professional services, and may also include expenses related to corporate strategic initiatives if any, among other costs.

For the three months ended December 31, 2025, G&A expenses decreased by 60% (or $5.6 million) to $3.8 million compared to $9.3 million for the same period of 2024. This decrease reflects $6.7 million of one-time costs incurred in the fourth quarter of 2024 related to the evaluation of strategic alternatives and the implementation of a shareholders’ rights plan, which was subsequently terminated, partially offset by the introduction of a new employee incentive structure consisting solely of an enhanced annual cash bonus, which replaced the prior omnibus share incentive plan in January 2025. Refer to the “Stock-Based Compensation” section of this MD&A for further information.

G&A expenses remained relatively consistent for the year ended December 31, 2025, compared to 2024. G&A expenses in 2024 included $7.7 million of one-time costs related to the evaluation of strategic alternatives and the implementation of a shareholders’ rights plan, which was subsequently terminated. In 2025, G&A expenses include a one-time expense of $2.0 million to WEF to reimburse costs incurred in connection with its successful challenge of the Company’s adoption of a shareholders’ rights plan (see “Related Party Transaction”). The offsetting increase in 2025 is attributable to the new cash-based incentive structure described above.

Stock-Based Compensation

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Stock-based compensation	87	559	2,923	6,344
- ($/bbl)	0.06	0.30	0.50	0.89

The stock-based compensation expense relates to share awards issued under the omnibus share incentive plan (the “Incentive Plan”) adopted in February 2024. The Company’s Board of Directors suspended further grants under the Incentive Plan as the Company’s incentive compensation plan will comprise solely of an annual cash bonus. The remaining awards will be expensed over their vesting periods.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 8

Financing and Interest Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands)	2025	2024	2025	2024
Interest expenses	9,342	10,794	41,013	46,906
Financing expenses	28,823	2,062	36,557	14,554
Financing and interest expenses	38,165	12,856	77,570	61,460

Interest expenses include cash-settled interest on the 2028 Notes, Senior Credit Facility, EDC Facility, and other related charges. Interest expenses decreased by 13% for both the three months and year ended December 31, 2025, compared to the corresponding periods in 2024. This decrease was driven by a series of repayments of the 2028 Notes, including $84.3 million (US$61.0 million) in July 2024.

Financing expenses include the amortization of debt issuance costs, redemption premiums on the 2028 Notes, accretion of lease liability and accretion of decommissioning liabilities. For the three months ended December 31, 2025, financing expense increased by $26.8 million to $28.8 million compared to $2.1 million for the same quarter of 2024. During the year ended December 31, 2025, financing expenses increased by $22.0 million to $36.6 million compared to $14.6 million for the same period of 2024. These increases primarily reflect the voluntary early redemption of the 2028 Notes at 106% of their principal amount and the associated expensing of the remaining unamortized debt issuance costs and original issue discount.

Refer to the “Capital Resources and Liquidity” section in this MD&A for definitions and more details of Greenfire’s long-term debt, revolving credit facility and EDC Facility.

Exploration Expenses

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on undeveloped lands. During the three months and year ended December 31, 2025, exploration expenses were $0.5 million and $2.2 million respectively, compared to $0.1 million and $1.8 million for the same respective periods in 2024.

Other Income

Other income primarily consists of interest earned on the Company’s cash and cash equivalent balances. The Company’s other income for the three months and year ended December 31, 2025, was $0.9 million and $3.4 million respectively, compared to $1.6 million and $5.0 million for the same respective periods in 2024. The decreases were attributable to lower average cash and cash equivalent balances during the three months and year ended December 31, 2025.

Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate and was primarily related to the principal and interest components of the Company’s US dollar denominated debt.

In the three months ended December 31, 2025, Greenfire recorded a foreign exchange gain of $2.7 million compared to a loss of $18.6 million for the comparative period in 2024. For the year ended December 31, 2025, Greenfire recorded a foreign exchange gain of $11.7 million, compared to a loss of $26.1 million for the comparative period in 2024. These variances were primarily driven by the revaluation of the US$-denominated 2028 Notes, reflecting the impact of fluctuations in the Canadian dollar relative to the U.S. dollar.

Loss (Gain) on Revaluation of Warrants

On September 20, 2023, the Company issued approximately 7.5 million warrants. Each warrant was initially exercisable for one common share of Greenfire at an exercise price of USD$11.50 per share. In connection with the Rights Offering closed on December 17, 2025, the warrants were adjusted to be exercisable for 1.171 common shares at an exercise price of USD$9.82 per share. Refer to the “Capital Resources and Liquidity – Rights Offering” section of this MD&A for additional details.

The warrants contain a cashless exercise feature, permitting settlement without the cash payment of the exercise price via the issuance of a net number of common shares. This cashless exercise feature results in the warrants being treated as a financial liability and necessitates their remeasurement at each reporting period.

Upon remeasurement of the warrants to fair value, the Company recognized a loss of $0.8 million for the three months ended December 31, 2025 compared to a gain of $7.0 million in the same period of 2024. The loss in the current period primarily reflects the adjustment to the exercise price discussed above. For the year ended December 31, 2025, the Company recognized a gain of $14.2 million compared to a gain of $0.3 million in the comparative period. The gain recognized in 2025 is attributable to the decline in the Company’s common share price at December 31, 2025, relative to December 31, 2024.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 9

Taxes

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable based on current tax pools and estimated future income. For the three months ended December 31, 2025, Greenfire recognized a deferred income tax recovery of $3.9 million compared to a recovery of $84.9 million for the same period in 2024. For the year ended December 31, 2025, Greenfire recognized a deferred income tax expense of $7.8 million compared to a deferred tax recovery of $84.9 million for the year ended December 31, 2024. The significant recovery recognized in the fourth quarter of 2024 was due to the recognition of previously unrecognized deferred income tax assets. No comparable recognition occurred in 2025, resulting in the period-over-period variance.

Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2025	2024	2025	2024
Net income (loss) and comprehensive income (loss)	(8,638)	78,562	47,504	121,411
Add (deduct):
Income tax expense (recovery)	(3,930)	(84,879)	7,819	(84,879)
Unrealized (gain) loss on risk management contracts	1,984	9,945	(11,264)	(169)
Stock-based compensation	87	559	2,923	6,344
Financing and interest	38,165	12,856	77,570	61,460
Depletion and depreciation	22,087	28,784	83,584	81,030
Non-recurring transactions(2)	-	6,661	1,853	7,661
Loss (gain) on revaluation of warrants	795	(6,999)	(14,176)	(326)
Foreign exchange loss (gain)	(2,706)	18,633	(11,652)	26,129
Other income	(936)	(1,650)	(3,378)	(5,032)
Adjusted EBITDA(1)	46,908	62,472	180,783	213,629
Adjusted EBITDA(1) ($/bbl)	32.32	33.37	30.86	30.11

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	See “Financial Results – General & Administrative Expenses” and “Related Party Transaction” sections of this MD&A for further information.

For the three months ended December 31, 2025, Greenfire experienced a net loss of $8.6 million compared to a net income of $78.6 million in the same quarter of 2024, a decrease of $87.2 million. For the year ended December 31, 2025, Greenfire generated net income of $47.5 million, compared to a net income of $121.4 million in the same period in 2024, a decrease of $73.9 million. These decreases represent the cumulative effect of the factors discussed above.

Adjusted EBITDA decreased 25% (or $15.6 million) for the three months ended December 31, 2025, to $46.9 million compared to $62.5 million for the same quarter of 2024. Adjusted EBITDA decreased 15% (or $32.8 million) for the year ended December 31, 2025, to $180.8 million compared to $213.6 million for the same period of 2024. The decline was primarily attributable to lower sales volumes and weaker realized pricing. Although operating netback per barrel improved year-over-year, the impact of reduced production volumes outweighed these per-barrel gains.

Net Income (Loss) per Share

	Three months ended December 31,		Year ended December 31,
($ per share, unless otherwise noted)	2025	2024	2025	2024
Net income (loss) per share - basic	(0.11)	1.13	0.66	1.76
Net income (loss) per share - diluted	(0.11)	1.09	0.66	1.70
Weighted average shares outstanding – basic (’000)	79,248	69,515	72,393	69,175
Weighted average shares outstanding – diluted (’000)	79,248	72,238	72,476	71,615

For the three months ended December 31, 2025, basic and diluted net loss per share was $0.11, compared to basic net income per share of $1.13 and diluted net income per share of $1.09 in the same period of 2024. For the year ended December 31, 2025, basic and diluted net income per share was $0.66, compared to basic net income per share of $1.76 and diluted net income per share of $1.70 for the year ended December 31, 2024.

The changes primarily reflect differences in net income (loss) for the three months and year ended December 31, 2025, compared to the corresponding periods in 2024.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 10

RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities. These risks include market risk, credit risk, and liquidity risk. Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company is exposed to commodity price risk on its oil sales, diluent expense and energy operating costs due to fluctuations in market prices. The Company continues to execute a risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service any debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differential, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Outstanding Financial Risk Management Contracts at December 31, 2025

	Instrument	Units	Volume (per day)	Swap Price	Put Price	Call Price
Q1 2026	WTI Fixed Price Swap	C$ / bbl	2,549	$96.95	-	-
Q1 2026	WTI Costless Collar	C$ / bbl	4,951	-	$81.89	$100.16
Q1 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.95)	-	-
Q1 2026	AECO Swap	C$ / GJ	27,000	$2.68	-	-
Q2 2026	WTI Costless Collar	C$ / bbl	5,027	-	$78.50	$83.84
Q2 2026	WTI Costless Collar	US$ / bbl	2,473	-	$57.00	$65.15
Q2 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.15)	-	-
Q2 2026	AECO Swap	C$ / GJ	27,000	$2.68	-	-
Q3 2026	WTI Costless Collar	US$ / bbl	7,500	-	$57.34	$66.26
Q3 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.80)	-	-
Q3 2026	AECO Swap	C$ / GJ	27,000	$2.68	-	-
Q4 2026	WTI Costless Collar	US$ / bbl	4,973		$55.00	$62.74
Q4 2026	AECO Swap	C$ / GJ	27,000	$2.68	-	-

Financial Risk Management Contracts Subsequent to December 31, 2025

Subsequent to December 31, 2025, Greenfire entered into a costless restructuring of the AECO swaps described above, resulting in the revised terms outlined below:

	Instrument	Units	Volume (per day)	Swap Price
2026	AECO Swap	C$ / GJ	27,000	$2.30
2027	AECO Swap	C$ / GJ	27,000	$2.93
2028	AECO Swap	C$ / GJ	27,000	$2.93

Subsequent to December 31, 2025, Greenfire entered into the following financial commodity risk management contracts:

	Instrument	Units	Volume (per day)	Swap Price
Q2 2026	WTI Fixed Price Swap	US$ / bbl	5,000	$68.85
Q3 2026	WTI Fixed Price Swap	US$ / bbl	3,500	$71.28
Q4 2026	WTI Fixed Price Swap	US$ / bbl	674	$68.83

Foreign Exchange Risk

The Company’s exposure to foreign currency risk consists of US Dollar denominated cash and cash equivalents, accounts receivable, risk management contracts, accounts payables and accrued liabilities, and, to the extent that the Senior Credit Facility is drawn in US dollars, long-term debt. As at December 31, 2025, Greenfire’s net foreign exchange risk exposure was a US$9.3 million asset, and a 10% change in the foreign exchange rate would result in a $1.3 million change in the foreign exchange gain or loss.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 11

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates. Currently no amounts are drawn on the Senior Credit Facility. Any letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales and joint interest partners.

The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. All risk management contracts are held with large financial institutions. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments. The Company strives to actively manage its capital structure in response to changes in economic conditions and the risk characteristics of the underlying oilsands assets. At December 31, 2025, the Company’s capital structure consists of working capital surplus (deficit), long-term debt and shareholders’ equity. Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations~~,~~ and to fund the other needs of the business.

Rights Offering

On December 17, 2025, Greenfire completed a rights offering of its common shares to its shareholders. The Rights Offering resulted in the issuance of approximately 55.1 million common shares for gross proceeds of $298.7 million. WEF provided a standby commitment to backstop the Rights Offering by agreeing to acquire any common shares not subscribed for under the Rights Offering. The standby commitment was not utilized as the Rights Offering was oversubscribed. WEF did not receive any compensation in connection with the standby commitment. Greenfire incurred share issuance costs of $2.7 million, net of $0.8 million of tax, associated with this transaction.

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of a $30.0 million operating facility and a $245.0 million syndicated facility, providing total committed credit of $275.0 million, with a maturity date of November 30, 2027. The Senior Credit Facility’s borrowing base is subject to a semi-annual review, occurring in May and November each year, and is established based on the lenders’ evaluation of the Company’s bitumen reserves, incorporating their prevailing commodity price assumptions. As at December 31, 2025, there were no amounts drawn on the Senior Credit Facility.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 12

The Senior Credit Facility is available on a revolving basis, may be drawn in Canadian or U.S. dollars, and bears interest at floating rates based on applicable Canadian or U.S. benchmark rates(1), plus applicable margins. The applicable margin is determined on a quarterly basis by reference to the Company’s trailing twelve-month Debt to EBITDA Ratio(2). The undrawn portion of the Senior Credit Facility is subject to a standby fee.

The Senior Credit Facility is secured by a first-priority security interest over substantially all of the Company’s assets. The Senior Credit Facility contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

Letter of Credit Facility

Greenfire maintains a separate $55 million letter of credit facility with a financial institution that is supported by Export Development Canada’s Account Performance Security Guarantee program (the “EDC APSG Facility”). The EDC APSG Facility is available on a demand basis. As at December 31, 2025, the Company had $54.0 million (December 31, 2024 - $54.0 million) in letters of credit outstanding under the EDC APSG Facility. Letters of credit issued under the EDC APSG Facility do not reduce Greenfire’s borrowing capacity under the Senior Credit Facility.

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes. The 2028 Notes bore interest at a fixed rate of 12.00%, were to mature on October 1, 2028, and were secured by a second-priority lien on the Company’s assets. On December 19, 2025, the outstanding 2028 Notes were voluntarily redeemed at 106% of their principal amount. All accrued interest on the 2028 Notes was settled concurrently.

($ thousands)	Principal	Unamortized financing costs (1)	Long-term debt
Balance, January 1 2024	396,780	(20,430)	376,350
Redemption payments	(84,278)	(4,214)	(88,492)
Non-cash financing expense	-	10,655	10,655
Foreign exchange	31,350	(933)	30,417
Balance, December 31, 2024	343,852	(14,922)	328,930
Redemption payments	(329,315)	(19,738)	(349,053)
Non-cash financing expense	-	34,077	34,077
Foreign exchange	(14,537)	583	(13,954)
Balance, December 31, 2025	-	-	-

(1)	Unamortized financing costs include accrued redemption premiums, unamortized issuance costs, and the unamortized portion of the original issue discount.

As the result of a Change of Control Transaction (see “Description of Business” section in this MD&A), Greenfire was required to make an offer to repurchase the 2028 Notes, or a portion thereof. As at December 31, 2024, the portion of the 2028 Notes held by noteholders who agreed not to participate in the Offer was classified as a non-current liability. The remaining balance was classified as a current liability, as settlement of those amounts was not within the Company’s control.

Net Surplus (Debt)(1)

	December 31,	December 31,
($ thousands)	2025	2024
Face value of long-term debt(2)	-	(343,852)
Accounts payable and accrued liabilities	(88,432)	(61,804)
Cash and cash equivalents	41,974	67,419
Accounts receivable	66,186	56,417
Inventories	20,596	14,946
Prepaid expenses and deposits	9,422	5,456
Net surplus (debt)(1)	49,746	(261,418)

(1)	Non-GAAP measure without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	Amounts represent undiscounted principal only and exclude interest and transaction costs.

(1)	Benchmark rates available include the Canadian prime rate, U.S. base rate, Canadian overnight repo rate average, and the secured overnight financing rate.
(2)	As defined in the Senior Credit Facility Agreement.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 13

As at December 31, 2025, Greenfire reported a net surplus of $49.7 million, compared to net debt of $261.4 million as at December 31, 2024. This improvement reflects the completion of the Rights Offering on December 17, 2025, and the subsequent redemption of the 2028 Notes on December 19, 2025. See “Capital Resources and Liquidity” in this MD&A for additional details.

Available Funding(1)

	December 31,	December 31,
($ thousands)	2025	2024
Current assets	149,194	144,238
Current liabilities	(95,836)	(335,859)
Working capital surplus (deficit)	53,358	(191,621)
Current portion of risk management contracts	(11,016)	248
Current portion of lease liabilities and other	3,276	7,014
Warrant liability	4,128	18,304
Current portion of long-term debt	-	248,489
Undrawn capacity under the Senior Credit Facility(2)	275,000	50,000
Available funding(1)	324,746	132,434

(1)	Non-GAAP measure without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	As at December 31, 2025 the Company had $275.0 million (December 31, 2024 - $50.0 million) of available credit under the Senior Credit Facility, of which $nil was drawn at December 31, 2025 (December 31, 2024 - $nil).

As of December 31, 2025, working capital increased to a surplus of $53.4 million, compared to a deficit of $191.6 million at December 31, 2024, representing an improvement of $245.0 million. This reflected the Company’s outstanding offer to repurchase a portion of the 2028 Notes at 101% of their outstanding principal. This offer was below the observable trading price of the 2028 Notes as at December 31, 2024. See “Capital Resources and Liquidity – Senior Secured Notes” in this MD&A for additional details.

Available funding increased to $324.7 million as at December 31, 2025, compared to $132.4 million as at December 31, 2024, reflecting an increase in Senior Credit Facility capacity to $275.0 million (2024 – $50.0 million). See “Capital Resources and Liquidity” in this MD&A for additional details.

Share Capital

	March 12,	December 31,	December 31,
(thousands of shares, units, or warrants)	2026	2025	2024
Common shares	125,428	125,407	69,718
Warrants	7,527	7,527	7,527
Performance warrants	-	-	2,520
Deferred share units	-	-	21
Performance share units	196	249	875
Restricted share units	46	84	136

The Company is authorized to issue an unlimited number of Common Shares without a nominal or par value. The Company’s Board of Directors has suspended further grants under the Incentive Plan.

Cash Flow Summary

	Three months ended December 31,		Year ended December 31,
($ thousands)	2025	2024	2025	2024
Cash provided (used) by:
Operating activities	35,292	60,195	136,461	144,547
Financing activities	(53,891)	(6,742)	(58,181)	(95,426)
Investing activities	(51,731)	(24,091)	(100,223)	(94,405)
Exchange rate impact on cash and cash equivalents	(2,352)	348	(3,502)	3,178
Change in cash and cash equivalents	(72,682)	29,710	(25,445)	(42,106)

Cash Provided by Operating Activities

Cash provided by operating activities in the fourth quarter of 2025 was $35.3 million, compared to $60.2 million for the same period of 2024. The change primarily reflects lower Adjusted EBITDA and movements in non-cash working capital.

For the year ended December 31, 2025, cash provided by operating activities was $136.5 million compared to $144.5 million in 2024. The decrease reflects a reduction in Adjusted EBITDA, partially offset by changes in non-cash working capital.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 14

Based on current and forecasted production levels, operating expenses, capital expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash provided by operating activities will be sufficient to cover its operational commitments and financial obligations over the next twelve months.

Cash Used in Financing Activities

Cash used in financing activities for the three months ended December 31, 2025 was $53.9 million, compared to $6.7 million in the same period of 2024. Cash used in financing activities for the year ended December 31, 2025 was $58.2 million, compared to $95.4 million in the same period of 2024. These changes were driven by the re-financing activities completed in the fourth quarter of 2025, specifically the redemption of the 2028 Notes, partially offset by proceeds from the issuance of common shares under the Rights Offering. Additional details are provided in “Capital Resources and Liquidity – Rights Offering” and “Capital Resources and Liquidity – Long-Term Debt” in this MD&A.

Cash Used in Investing Activities

Cash used in investing activities for the fourth quarter of 2025 was $51.7 million, compared to $24.1 million in the same period of 2024. Cash used in investing activities for the year ended December 31, 2025, was $100.2 million, compared to $94.4 million in the same period of 2024. The increase in both periods was primarily attributable to higher capital expenditures in 2025 as compared to 2024.

Capital Expenditures(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2025	2024	2025	2024
Property, plant and equipment expenditures	56,731	12,485	111,766	87,404
Acquisitions	-	676	-	4,390
Capital expenditures(1)	56,731	13,161	111,766	91,794

(1)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow (Deficit)(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2025	2024	2025	2024
Cash provided by (used in) operating activities	35,292	60,195	136,461	144,547
Non-recurring transactions(2)	-	6,661	1,853	7,661
Changes in non-cash working capital	4,870	(13,906)	5,186	19,642
Adjusted funds flow(1)	40,162	52,950	143,500	171,850
Property, plant and equipment expenditures	(56,731)	(12,485)	(111,766)	(87,404)
Acquisitions	-	(676)	-	(4,390)
Adjusted free cash flow (deficit)(1)	(16,569)	39,789	31,734	80,056

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	See “Related Party Transaction” section in this MD&A for further information.

Adjusted funds flow was $40.2 million, during the three months ended December 31, 2025, compared to $53.0 million during the same period in 2024. Adjusted funds flow was $143.5 million, during the year ended December 31, 2025, compared to $171.9 million during the same period in 2024. The decrease in adjusted funds flow in both periods corresponds to the declines in Adjusted EBITDA discussed above, see the “Capital Resources and Liquidity – Cash Flow Summary” section in this MD&A.

Greenfire’s adjusted free cash flow deficit was $16.6 million during the three months ended December 31, 2025, compared to adjusted free cash flow of $39.8 million during the same period in 2024. Adjusted free cash flow was $31.7 million for the year ended December 31, 2025, compared to $80.1 million for the year ended December 31, 2024. The decrease in both periods reflects higher capital expenditures together with lower adjusted funds flow.

RELATED PARTY TRANSACTION

In 2025, Greenfire agreed to reimburse WEF for approximately $2.0 million of legal fees associated with the Change of Control Transaction including its adoption of a shareholder rights plan and related hearings before the Alberta Securities Commission, in which WEF was successful. The reimbursement was reviewed and approved by the independent members of the Company’s Board of Directors.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 15

RISK FACTORS

The Company’s business is subject to numerous risks and uncertainties, any of which may adversely affect the Company’s business and its financial results and results of its operations. Certain of these risks and uncertainties are described throughout this MD&A. For additional information refer to the “Risk Factors” section in our 2025 AIF, which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.greenfireres.com.

SUMMARY OF QUARTERLY RESULTS

	2025				2024
($ thousands, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	59.14	64.93	63.74	71.42	70.27	75.09	80.57	76.96
WTI (C$/bbl)	82.49	89.43	88.22	102.47	98.32	102.42	110.25	103.80
WCS (C$/bbl)	66.87	75.12	74.00	84.29	80.75	83.94	91.63	77.76
AECO (C$/GJ)	2.11	0.60	1.60	2.05	1.40	0.65	1.12	2.36
FX (USD:CAD)(2)	1.395	1.377	1.384	1.435	1.399	1.364	1.368	1.349
OPERATING RESULTS
Bitumen production (bbls/d)	15,699	15,757	15,748	17,495	19,384	19,125	18,993	19,667
FINANCIAL RESULTS
Oil sales	133,987	141,137	144,542	183,637	208,895	193,643	219,444	200,990
Oil sales ($/bbl)	65.20	73.24	72.53	82.10	79.00	83.01	89.93	75.41
Operating expenses	27,322	31,936	31,823	37,929	40,864	40,655	34,997	36,348
Operating expenses ($/bbl)	18.84	22.52	22.35	24.21	21.83	23.90	20.42	20.10
Gross profit (loss)(3)	27,144	14,526	55,829	34,392	26,471	76,772	58,581	(12,068)
Operating netback(4)	51,146	53,328	49,905	49,604	65,183	57,833	62,872	44,649
Operating netback ($/bbl)(4)	35.26	37.60	35.06	31.67	34.81	34.00	36.68	24.69
Adjusted EBITDA(4)	46,908	48,286	44,273	41,316	62,472	53,388	58,423	39,346
Net income (loss) and comprehensive income (loss)	(8,638)	(8,751)	48,730	16,163	78,562	58,916	30,848	(46,915)
Per share - basic	(0.11)	(0.12)	0.69	0.23	1.13	0.85	0.45	(0.68)
Per share - diluted	(0.11)	(0.12)	0.69	0.23	1.09	0.82	0.43	(0.68)
Cash provided by operating activities	35,292	48,764	17,732	34,673	60,195	(17,875)	85,163	17,064
Adjusted funds flow(4)	40,162	38,051	33,843	31,444	52,950	44,104	47,207	27,589
Capital expenditures(3)	56,731	17,896	10,840	26,299	13,161	21,175	23,009	34,449
Adjusted free cash flow (deficit)(4)	(16,569)	20,155	23,003	5,145	39,789	22,929	24,198	(6,860)
FINANCIAL POSITION
Cash and cash equivalents	41,974	114,656	69,980	72,238	67,419	37,709	159,977	90,234
Total assets	1,285,444	1,303,797	1,285,472	1,270,152	1,257,471	1,163,759	1,247,106	1,193,953
Total non-current financial liabilities	22,751	332,528	331,914	338,990	100,181	244,727	301,623	337,999
Total debt	-	321,869	314,705	329,627	328,930	308,561	396,584	387,966
Shareholders’ equity	1,166,857	879,436	886,993	838,126	821,431	742,384	681,118	648,156

(1)	These benchmark prices are not the Company’s realized sales price.
(2)	Quarterly average exchange rates as per the Bank of Canada.
(3)	Supplementary financial measures. Refer to the “Supplementary Financial Measures” section of this MD&A.
(4)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

SELECTED ANNUAL INFORMATION

The following table presents selected annual financial information for the Company:

($ thousands, except per share information)	2025	2024	2023
Oil sales	$603,303	$822,972	$675,970
Net income (loss)	47,504	121,411	(135,671)
Net income (loss) per share – basic	0.66	1.76	(2.49)
Net income (loss) per share – diluted	0.66	1.70	(2.49)
Total assets	1,285,444	1,257,471	1,173,483
Total non-current liabilities	22,751	100,181	348,200

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 16

NON-GAAP AND OTHER FINANCIAL MEASURES

Certain financial measures in this MD&A are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This MD&A also contains supplementary financial measures and ratios. Supplementary financial measures are derived from IFRS Accounting Standards. Non-GAAP and supplementary financial measures are not intended to represent or replace measures prepared in accordance with IFRS Accounting Standards.

Non-GAAP financial measures and ratios include: adjusted EBITDA, operating netback, operating netback, excluding realized gain (loss) on risk management contracts, adjusted funds flow, adjusted free cash flow (deficit), effective royalty rate, available funding, net surplus (debt) and per barrel figures associated with non-GAAP financial measures.

Supplementary financial measures and ratios include: gross profit (loss), capital expenditures and depletion.

While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire.

Non-GAAP Financial Measures & Ratios

Adjusted EBITDA (including per barrel ($/bbl))

Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. When adjusted EBITDA is expressed on a per barrel basis it is a non-GAAP ratio.

Adjusted EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total bitumen sales volume in a specified period.

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA, see the “Financial Results – Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA” section in this MD&A.

Operating Netback (including per barrel ($/bbl)) and Operating Netback, excluding realized gain (loss) on risk management contracts (including per barrel ($/bbl))

Operating netback and operating netback, excluding realized gain (loss) on risk management contracts are financial measures widely used in the oil and gas industry as measures of a company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio.

Operating netback, excluding realized gain (loss) on risk management contracts is comprised of gross profit (loss), plus loss on risk management contracts, less gain on risk management contracts and plus depletion expense on the Company’s operating assets. Operating netback, excluding realized gain (loss) on risk management contracts per barrel ($/bbl) is calculated by dividing operating netback, excluding realized gain (loss) on risk management contracts by the Company’s bitumen sales volume in a specified period. Operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s bitumen sales volume in a specified period.

Gross profit (loss) is the most directly comparable GAAP measure to operating netback and operating netback, excluding realized (gain) loss on risk management contracts. See the “Financial Results – Operating Netback” section in this MD&A for a reconciliation of gross profit (loss) to operating netback and operating netback, excluding realized gain (loss) on risk management contracts.

Adjusted Funds Flow

Management uses the adjusted funds flow measure to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities.

Adjusted funds flow is computed as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 17

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. For a reconciliation of cash provided by operating activities to adjusted funds flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow (Deficit)” section in this MD&A.

Adjusted Free Cash Flow (Deficit)

Management uses adjusted free cash flow (deficit) as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders.

Adjusted free cash flow (deficit) is computed as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisitions.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow (deficit), which is a non-GAAP measure. For a reconciliation of cash provided by operating activities to adjusted free cash flow (deficit), see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow (Deficit)” section in this MD&A.

Effective Royalty Rate

Management uses effective royalty rate, a non-GAAP ratio, to compare between pre and post-payout crown royalties by calculating a royalty rate on a consistent basis.

Royalties consist of crown royalties on bitumen production paid to the Province of Alberta, based on government prescribed royalty rates. The pre-payout royalty rates are calculated using the Canadian dollar equivalent one-month trailing WTI benchmark price. Post-payout royalty rates are calculated using the estimated annual average Canadian dollar equivalent WTI benchmark price. These rates are applied to gross revenue (pre-payout) or the greater of gross or net revenue (post-payout). “Payout” is reached when net revenue is greater than costs for the cumulative project. Pre-payout, the gross revenue royalty—bitumen realization net of transportation and storage costs—starts at 1%, rising with the Canadian dollar WTI price to a maximum of 9%. Post-payout, the royalty is applied to the higher of the gross revenue royalty or the net revenue royalty (net of operating and capital costs).

The actual royalty rate applied will differ from the effective royalty rate. The effective royalty rate is calculated as royalty expense divided by oil sales after diluent and oil transportation expenses.

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Oil sales	133,987	208,895	603,303	822,972
Diluent expense	(53,498)	(83,030)	(232,793)	(327,146)
Oil transportation expense	(9,922)	(10,708)	(40,113)	(42,103)
Oil sales after diluent and transportation expense	70,567	115,157	330,397	453,723
Royalties	3,614	7,091	18,908	32,023
Effective royalty rate	5.12%	6.16%	5.72%	7.06%

Net Surplus (Debt)

Management uses net surplus (debt) to monitor and evaluate the Company’s financial strength, and financing requirements.

Net surplus (debt) is computed as the face value of Greenfire’s long-term debt adjusted for accounts payable and accrued liabilities, cash and cash equivalents, accounts receivable, inventories, and prepaid expenses and deposits.

Long-term debt is the most directly comparable GAAP measure to net surplus (debt). For a reconciliation of long-term debt to net surplus (debt), see the “Capital Resources and Liquidity – Net Surplus (Debt)” section in this MD&A.

Available Funding

Management uses available funding to assess liquidity, financial flexibility and the Company’s ability to fund capital expenditures, and other obligations as they come due.

Available funding is calculated as working capital surplus (deficit), adjusted to exclude the current portion of risk management contracts, lease liabilities and other, current portion of decommissioning obligations, warrant liabilities, and the current portion of long-term debt, and including the undrawn capacity available under the Company’s Senior Credit Facility.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 18

Net working capital surplus (deficit) is the GAAP measure that is the most directly comparable measure to available funding. For a reconciliation of net working capital surplus (deficit) to available funding, see the “Capital Resources and Liquidity – Available Funding” section in this MD&A.

Supplementary Financial Measures & Ratios

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses. When gross profit (loss) is expressed on a per barrel basis it is a supplementary financial ratio. See the “Financial Results – Gross Profit (Loss)” section in this MD&A for a reconciliation of gross profit (loss).

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment. See the “Capital Resources and Liquidity – Capital Expenditures” section in this MD&A for a reconciliation of capital expenditures.

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of its bitumen reserves. The term “Depreciation expense” is the portion of depletion and depreciation expense for assets not directly associated with the development and extraction of the Company’s bitumen reserves. When depletion expense is expressed on a per barrel basis it is a supplementary financial ratio.

Management uses these metrics to analyze those costs directly associated with capital cost of different property, plant and equipment types. A quantitative reconciliation of depletion expense and depreciation expense to the most directly comparable GAAP financial measure, Depletion and depreciation expense, is contained under the heading “Financial Results – Depletion and Depreciation Expenses” of this MD&A.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. The following table is a summary of management’s estimate of the contractual maturities of obligations as at December 31, 2025:

($ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Accounts payable and accrued liabilities	88,432	-	-	-	88,432
Lease liabilities(1)	3,457	2,787	-	-	6,244
Financial liabilities	91,889	2,787	-	-	94,676
Transportation commitments	37,300	75,071	75,086	218,721	406,178
Other commitments(2)	674	2,230	2,365	3,654	8,923
Total future payments	129,863	80,088	77,451	222,375	509,777

(1)	Amounts represent expected undiscounted cash payments.
(2)	Amounts include $3.9 million under lease agreements to which the Company is committed but that have not yet commenced.

Management believes its current capital resources, combined with its ability to manage cash flow and working capital requirements, will enable the Company to meet its current and future obligations, and fund other business needs. In the short term, the Company anticipates meeting its cash requirements through a combination of cash on hand, operating cash flows, and accessing its available credit facilities.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 19

OFF-BALANCE SHEET ARRANGEMENTS

Greenfire does not maintain off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and which are not disclosed in the financial statements.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on a regular basis. The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates. The Company’s use of estimates and judgements in preparing the annual financial statements is discussed in Note 2 of the annual financial statements.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures (“DC&P”)

The Company’s President and Vice President, Finance (“VP Finance”) have established and maintained DC&P and evaluated the effectiveness of the design and operation of these controls to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s President and VP Finance by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Based on that evaluation the President and the VP Finance have concluded and certified the Company’s DC&P are effective as of December 31, 2025.

Internal Control over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, the Company’s President and VP Finance, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements and interim financial statements for external purposes in accordance with IFRS Accounting Standards.

The Company’s President and VP Finance have assessed the effectiveness of the Company’s ICFR as defined in Rule 13a-15(f) and 15(d)-15(f) of the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. This assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The President and VP Finance have concluded and certified that the Company’s ICFR was effective as of December 31, 2025.

There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 20

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements or forward-looking information within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; that Greenfire plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth; Greenfire’s strategic objective to manage and enhance its asset portfolio to maximize long-term net asset value per share for Greenfire shareholders, including by investing in proven, industry-standard SAGD optimization techniques at the Hangingstone Facilities; the expected production performance with full steam capacity at the Expansion Asset; anticipated production for 2026; the expected impact of our sulphur removal facilities at the Expansion Asset; timing for drilling of, and first oil from, Pad 7, in 2026, and other SAGD pads at the Expansion Asset; plans for additional drilling from existing pads at the Expansion Asset in 2026, including timing for drilling of, and first oil from, a redrill on Pad 6 and three new well pairs from Pad 5; anticipated results from the Company’s oil sands exploration well program and other operational activities in 2026 and beyond; timing for drilling at Pad 8; redevelopment opportunities at two existing shut-in well pairs at the Demo Asset, including expected timing for incremental production from these wells in the first half of 2026; capital expenditures and operational strategies for the Expansion Asset and the Demo Asset; the 2026 Guidance, including the Company’s anticipated production and capital expenditures for 2026; growth initiatives including production increases and the timing thereof; the Board of Directors’ suspension of future grants under the Incentive Plan; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make interest and principal payments, and to fund the other needs of the business; expectations related to the Company’s risk management program; the expectation that cash provided by operating activities will be sufficient to cover its operational commitments and financial obligations under the credit agreement governing the Senior Credit Facility over the next twelve months; and statements relating to the business and future activities of the Company after the date of this MD&A.

Management approved the capital expenditure and production guidance contained herein as of the date of this MD&A. The purpose of the capital expenditure and production guidance is to assist readers in understanding the Company’s expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; expectations that current trends and impacts may continue; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; assumptions underlying Greenfire’s available corporate tax pools and applicable royalty rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; Greenfire’s ability to obtain all applicable regulatory approvals in connection with the operation of its business; goals; strategies; future growth and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 21

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation: a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to: lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; supply chain disruption and risks of increased costs relating to inflation; the uncertainty of reserve estimates and estimates and projects relating to production, costs and expenses; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on Greenfire’s properties; operational and financial risks associated with wildfires in Alberta; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability including the impacts of the Russia-Ukraine war and the conflicts in the Middle East, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; changes in applicable tariff rates; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; risks associated with acquisitions; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

You should carefully consider all of the risks and uncertainties described in the "Risk Factors" section of the Company's 2025 AIF, which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.greenfireres.com.

INITIAL PRODUCTION RATES

References in this MD&A to initial production rates, other short-term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Accordingly, the Company cautions that short-term initial results should be considered to be preliminary.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 22

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

AECO	Alberta natural gas price reference location
AER	Alberta Energy Regulator
bbl	barrel
bbls/d	barrels per day
$ or C$	Canadian dollars
ECF	Excess Cash Flow – as defined in the 2028 Indenture
EDC	Export Development Canada
G&A	General and administrative
IFRS	IFRS® Accounting Standards as issued by the International Accounting Standards Board
MD&A	Management’s Discussion and Analysis
NCG	Non-condensable gas
SAGD	Steam-Assisted Gravity Drainage
U.S.	United States
US$	United States dollars
WCS	Western Canadian Select
WTI	West Texas Intermediate

ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov and on Greenfire’s SEDAR+ profile at www.sedarplus.ca.

Greenfire Resources Ltd.	2025 Q4 Management’s Discussion and Analysis | 23